ADITYA BIRLA GROUP

SUPPL

Ref: AM:PVK:1361:2007

Date:- 2nd July, 2007

Securities and Exchange Co[redacted]
Attn: International Corporate
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

07025242

RECEIVED
2007 JUL 16 P 1:13

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub:- **JVA SIGNED FOR TALABIRA II & TALABIRA III COAL BLOCKS**

This is to inform you that the Company (Hindalco) has entered into a Joint Venture Agreement (JVA) with Mahanadi Coal Limited (MCL), a subsidiary of Coal India Ltd. and Neyveli Lignite Corporation Ltd. (NLC) in respect of Talabira II and III Coal blocks. The Joint Venture Company (JVC) is expected to be formed in the next 3-6 months and the Company will have 15% shareholding with MCL holding 70% and NLC holding 15%.

The JVC is expected to commence coal mining of 20 MTY by late 2009/early 2010. At full capacity, Hindalco will evacuate 3 MTY for end use in the captive power plant to operate the smelter in its project Aditya Aluminium in Orissa.

The JVA is subject to the final approval of the GoI and the respective Boards.

This is for your kind information.

Thanking you,

PROCESSED
JUL 18 2007
THOMSON
FINANCIAL

Yours faithfully,
For Hindalco Industries Limited

ANIL MALIK
General Manager &
Company Secretary

Encl:- as above

END

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HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai - 400 030. • Tel.: 6662 6666 • Fax : 2422 7586 / 2436 2516
Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 6691 7000 • Fax : 6691 7050 / 7070
Works : P.O. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri (05446) 252079 • Fax : (05446) 252107 / 427